Exhibit 12.1
Stone Energy Corporation
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars)

	Nine Months Ended	Year Ended December 31,
	September 30, 2010	2009	2008	2007	2006	2005
Earnings:
Net income (loss) before income taxes	$119,868	($324,691)	($1,501,231)	$270,420	($392,528)	$213,210
Plus fixed charges	30,861	46,961	39,643	48,268	54,131	38,051
Less capitalized interest	(21,588)	(25,600)	(26,400)	(16,200)	(18,200)	(14,900)

Total earnings	129,141	(303,330)	(1,487,988)	302,488	(356,597)	236,361

Fixed charges:
Interest expensed (a)	9,273	21,361	13,243	32,068	35,931	23,151
Interest capitalized	21,588	25,600	26,400	16,200	18,200	14,900

Total fixed charges	30,861	46,961	39,643	48,268	54,131	38,051

Ratio of earnings to fixed charges	4.2x	(b )	(c )	6.3x	(d )	6.2x

(a)	Includes amortization of bond discount.

(b)	Due to the March 31, 2009 $340,083 pre-tax ceiling test write-down in accordance with the full cost method of accounting for oil and gas properties, earnings for the year ended December 31, 2009 were insufficient to cover fixed charges in the amount of $350,291.

(c)	Due to the December 31, 2008 $1,309,403 pre-tax ceiling test write-down in accordance with the full cost method of accounting for oil and gas properties, earnings for the year ended December 31, 2008 were insufficient to cover fixed charges in the amount of $1,527,631.

(d)	Due to the December 31, 2006 $510,013 pre-tax ceiling test write-down in accordance with the full cost method of accounting for oil and gas properties, earnings for the year ended December 31, 2006 were insufficient to cover fixed charges in the amount of $410,728.